Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	State/Territory of Organization
Cohen & Steers Capital Management, Inc.	New York
Cohen & Steers Capital Advisors, LLC	Delaware
Cohen & Steers Securities, LLC	Delaware
Cohen & Steers Asia Limited	Hong Kong